ENERGIEINVESTING.COM INC.

2210 Front Street
Unit 206
Melbourne, FL 32901

May 6, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549
Attention: Irene Barberena-Meissner

Re:	EnergieInvesting.com Inc. Registration Statement on Form S-1/A Filed April 25, 2022 File No. 333-264132

Dear Ms. Barberena-Meissner:

Further to your telephone call on May 6, 2022 to our legal counsel, Mr. Andrew Easler, EnergieInvesting.com Inc. (the “Company”), hereby requests acceleration of its Registration Statement on Form S-1, as amended, as per the above noted, as of 12:00 PM Eastern Standard Time on Tuesday, May 10, 2022, or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We hereby acknowledge that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any further queries or responses to Mr. Andrew Easler, our corporate attorney, at 321-206-3603.

Yours truly,

/s/ Joachim Haas

     Joachim Haas

     Chief Executive Officer